Exhibit 21

                             LIST OF SUBSIDIARIES

NORTH VALLEY TRADING COMPANY, a California corporation which was established in 1984 to assist customers of North Valley Bank as an export trading company.

BANK PROCESSING, INC., a California corporation which was established in 1988 to provide data processing services to other depository institutions.

NORTH VALLEY BANK, a California corporation which conducts a commercial and retail banking operation in California.

NORTH VALLEY BASIC SECURITIES, the sole subsidiary of North Valley Bank.

NORTH VALLEY CAPITAL TRUST I, a Delaware business trust formed for the issuance of Trust Preferred Securities.

SIX RIVERS BANK, a California corporation which conducts a commercial and retail banking operation in California.